Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED February 4, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: FEBRUARY 5, 2008

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Investor Contact: Eric He, CFO Giant Interactive Group Inc. +86 21 6451 5001	Investor Relations (US): Mahmoud Siddig Taylor Rafferty +1 (212) 889-4350

Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: John Dooley Taylor Rafferty +1 (212) 889-4350

GIANT INTERACTIVE GROUP INC. SCHEDULES

2007 FOURTH QUARTER AND FULL YEAR EARNINGS RELEASE

ON WEDNESDAY, FEBRUARY 20, 2008

Earnings Conference Call to be held on Thursday, February 21, 2008 at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 9:00 pm

(Beijing Time)

SHANGHAI, PRC — February 4, 2008 — Giant Interactive Group Inc. (NYSE:GA) (“Giant”) , one of China’s leading online game developers and operators, announced today that it will release unaudited financial results for the full year and fourth quarter ended December 31, 2007 after the US market closes on Wednesday, February 20, 2008.

The earnings release will be available on the investor relations page of its website at http://www.giantig.com/investors/earningsannouncements.html.

Following release of the earnings announcement, Giant’s senior management will host a conference call on Thursday, February 21, 2008 at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 9:00 pm (Beijing Time) to discuss its 2007 fourth quarter and full year financial results and recent business activity.

The conference call may be accessed by calling +1 (800) 299-0148 (for callers in the US), +86 10 800 130 0399 (for callers in China) or +1 (617) 801-9711 (for callers outside of the US and China) and entering pass code 11308825. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available through 9:00 pm (US Eastern Standard Time) on March 6, 2008, by calling +1 (888) 286-8010 (for callers in the US) or +1 (617) 801-6888 (for callers outside the US) and entering pass code 44296723.

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Giant’s website at http://www.giantig.com/investors/earningsannouncements.html.

About Giant Interactive Group Inc.

Giant is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s game, ZT Online, was voted the most popular online game in China in 2006 according to International Data Corporation. Giant has three additional online games that it intends to commercially launch, including ZT Online PTP, Giant Online and King of Kings III. Giant has built a nationwide distribution network to sell prepaid game cards and game points required to play its games, which as of September 30, 2007, consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.giantig.com.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to, among other things, the time and date of our next earnings release and related conference call. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. For a discussion of important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 12 of our prospectus filed with the Securities and Exchange Commission on November 1, 2007. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.